FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 27, 2005	Commission File Number: 1-15226

ENCANA CORPORATION
(Translation of registrant’s name into English)

1800, 855 - 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Form 6-K Exhibit Index
News Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)
By:	/s/ Linda H. Mackid
	Name:	Linda H. Mackid
	Title:	Assistant Corporate Secretary

Date: April 27, 2005

Form 6-K Exhibit Index

Exhibit No.

1.	News release dated April 27, 2005 referenced as: “EnCana’s first quarter cash flow reaches US$1.41 billion, or $3.11 per share – up 46 percent per share”

EnCana’s first quarter cash flow reaches US$1.41 billion,

or $3.11 per share – up 46 percent per share

Total natural gas, oil and NGLs sales per share up 8 percent

Quarterly dividend increased 50 percent to 15 cents per share

Calgary, Alberta, (April 27, 2005) – EnCana Corporation’s (TSX & NYSE: ECA) first quarter 2005 total cash flow per share increased 46 percent to US$3.11 per share diluted, or $1.41 billion, compared to the first quarter of 2004. Cash flow and operating earnings rose due to increased sales, higher natural gas and liquids prices and strong operating performance during the first quarter. Total operating earnings increased 34 percent per share to $1.34 per share diluted, or $611 million, compared to the first quarter of 2004. First quarter sales of natural gas, oil and natural gas liquids (NGLs) from total operations increased 8 percent per share from the first quarter of 2004. Sales were 4.52 billion cubic feet of gas equivalent (Bcfe) per day. EnCana’s first quarter net earnings were impacted by an unrealized after-tax loss due to mark-to-market accounting of all hedges, which run primarily through 2006. This resulted in a first quarter net loss from total operations of 10 cents per share diluted, or $45 million.

EnCana increases quarterly dividend 50 percent to 15 cents per share
Given EnCana’s strong financial and operating performance, the board of directors has increased the quarterly dividend 50 percent from 10 to 15 cents per share, on a pre-split basis, which is payable on June 30, 2005 to common shareholders of record as of June 15, 2005.

“In the past several months, the market has recognized the merits of our sharpened focus on profitable, long life North American resource plays. Our unconventional strategy is delivering strong shareholder value. Along with disciplined capital investment in our large portfolio of resource plays, we are returning capital to shareholders through share buybacks and today’s 50 percent dividend increase as we work to build the net asset value of every EnCana share,” said Gwyn Morgan, EnCana’s President & Chief Executive Officer.

IMPORTANT NOTE: EnCana reports in U.S. dollars and follows U.S. protocols, which report sales and reserves on an after-royalties basis. All dollar figures are U.S. dollars unless otherwise noted. EnCana is treating the U.K. and Ecuador operations as discontinued because the U.K. operations were sold in December 2004 and EnCana plans to sell its Ecuador assets. Total results, which include results from Ecuador in 2005 and from the U.K. in prior periods, are reported in the company’s financial statements included in this news release and in supplementary documents posted on its Web site – www.encana.com.

Q1 2005 Financial and Operating Highlights

	Continuing operations	Total operations
Cash flow per share diluted	$2.88, up 50%	$3.11, up 46%
Operating earnings per share diluted	$1.14, up 15%	$1.34, up 34%
Net (loss) per share diluted	$(0.28)	$(0.10)

Natural gas sales	3.15 Bcf/d, up 17%	3.15 Bcf/d, up 16%
Oil and NGLs sales	157,000 bbls/d, down 5%	230,000 bbls/d, down 13%

Total sales on Bcfe basis	4.1 Bcfe/d, up 11%	4.5 Bcfe/d, up 5%

Total Mcfe sales, per 1,000 shares	825 Mcfe, up 14%	913 Mcfe, up 8%

All references in the remaining text of this news release are on a continuing operations basis.

Continuing operations: Cash flow up 50 percent per share; Operating earnings up 15 percent per share
EnCana’s first quarter 2005 cash flow per share from continuing operations increased 50 percent to $2.88 per share diluted, or $1.31 billion, compared to the same period in 2004. First quarter cash flow from continuing operations includes a cash tax provision of $225 million, which is consistent with the company’s 2005 guidance. Operating earnings from continuing operations per share increased 15 percent to $1.14 per share diluted, or $518 million, compared to the first quarter of 2004. EnCana’s first quarter net earnings from continuing operations were reduced by $628 million, after-tax, as a result of the unrealized mark-to-market accounting standard governing price risk management activity. About one-third of the mark-to-market loss is attributed to price hedges put in place in the spring of 2004, relating to the acquisition of Tom Brown, Inc. The Tom Brown volumes were hedged through 2006 as a prudent financial measure to help lock in strong returns on the 2004 acquisition. The balance primarily applies to other oil and gas hedges running through 2006. First quarter net earnings also include an after-tax unrealized loss of $15 million due to translation of U.S. dollar denominated debt issued in Canada. These unrealized hedging and currency losses resulted in a net loss from continuing operations of 28 cents per share diluted, or $125 million, compared to net earnings of $326 million in the same 2004 period.

Sales from continuing operations up 14 percent per share
First quarter sales of natural gas, oil and NGLs from continuing operations increased 14 percent per share from the first quarter of 2004. First quarter sales were 4.09 Bcfe per day.

“A successful winter of drilling across our Canadian resource plays, the continued development of our expanded assets in the U.S. and increasing demand and prices for natural gas and oil have combined to generate strong first quarter cash flow and operating earnings for EnCana. Despite a number of weather related setbacks in the quarter, we are on track in 2005 to meet our sales guidance. Natural gas production from EnCana’s North American resource plays is expected to drive a steady climb during the next three quarters towards achieving 2005 sales of between 3.35 billion and 3.50 billion cubic feet of natural gas per day,” Morgan said.

“We continue to focus on efficient execution in the development of our key long-life North American resource plays, where daily production has increased 23 percent in the past year. By applying rigorous capital discipline and adding new efficiencies each year, we are achieving strong returns from these plays,” Morgan said.

Natural gas sales from continuing operations up 20 percent per share in past year
EnCana’s first quarter natural gas sales from continuing operations increased 20 percent per share to 3.15 billion cubic feet per day compared with the first quarter of 2004. Oil and NGLs sales from continuing operations of 157,000 barrels per day decreased 3 percent per share, due to the sale of conventional oil properties during 2004. Operating costs from continuing operations were 64 cents per thousand cubic feet of gas equivalent (Mcfe), which is slightly higher than the company’s full year forecast range due mainly to the impact of an appreciating Canadian dollar. EnCana expects full year operating costs to be within guidance of 55 to 60 cents per Mcfe. First quarter capital investment was $1.5 billion. EnCana drilled 1,352 net wells during the first quarter, about one-quarter of its 2005 forecast of between 5,000 and 5,500 net wells. At the end of March 2005, the company had about 1,500 gas wells awaiting tie-in.

EnCana updates Unbooked Resource Potential: 19 trillion cubic feet of gas, 900 million barrels of oil & NGLs
Resource plays typically have huge long term potential beyond currently producing wells. EnCana’s Total Resource Portfolio consists of its proved reserves and its Unbooked Resource Potential. Proved reserves are estimated by independent evaluators in accordance with regulatory standards and industry best practices. EnCana engineers have recently updated the company’s Unbooked Resource Potential effective December 31, 2004. In 2004, EnCana’s proved reserves from continuing operations grew by 19 percent, before bitumen revision, to 14.8 trillion cubic feet equivalent. Beyond proved reserves, the company has estimated its Unbooked Resource Potential to be the quantities of hydrocarbons that may be added to proved reserves through the low-risk development of known resources within existing landholdings, that exceed the company’s targeted economic thresholds. EnCana estimates that this Unbooked Resource Potential could be converted to proved reserves over the next five years should the company choose to exploit its drilling inventory at a rate which results in compounded annual production growth exceeding 10 percent. Should EnCana proceed with a lower growth rate strategy, it is expected that the Unbooked Resource Potential would be converted to proved reserves over a longer time frame. As of December 31, 2004, EnCana estimates its Unbooked Resource Potential is 19 trillion cubic feet of natural gas and 900 million barrels of oil and NGLs. The estimate of Unbooked Resource Potential is based on information currently available to EnCana; actual results may differ materially from these estimates.

EnCana’s resource life exceeds a quarter century
EnCana’s Total Resource Portfolio is key to EnCana’s predictable long-term development plans. Based on EnCana’s 2004 production, the company’s estimated total natural gas resource life is about 27 years. For oil and NGLs, the company’s total oil and NGLs resource life estimate is about 26 years. EnCana’s total resource drilling inventory consists of about 36,000 gas wells and about 1,000 oil wells at year end 2004.

“EnCana is extremely well positioned to continue to create shareholder value over the long run as it executes on its huge drilling inventory within our low-risk manufacturing style development program. Largely contained in approximately 18 million net undeveloped acres of onshore North American lands, this total resource life extends for more than a quarter century, based on 2004 production rates, and we believe has the ability to fuel sustainable, profitable growth for many years,” said Randy Eresman, EnCana’s Chief Operating Officer.

EnCana’s Total Resource Portfolio

	Natural Gas	Oil & NGLs	Evaluated By
	(Tcf)	(MMbbls)

EnCana proved reserves*	10.5	**721	Independent qualified reserves evaluators
(at Dec. 31, 2004)
Unbooked Resource Potential	19.0	900	EnCana engineers

Total Resource Portfolio	29.5	1,621

*	Continuing operations (excludes Ecuador)
**	Before bitumen revision

2005 sales on track
EnCana is on track to meet its 2005 full year sales guidance, from continuing operations, of between 4.25 billion and 4.50 billion cubic feet of gas equivalent per day, comprised of between 3.35 billion and 3.50 billion cubic feet of natural gas per day and between 150,000 and 170,000 barrels of oil and NGLs per day. The company’s sales guidance assumes the divestiture of approximately 22,000 BOE per day of conventional Canadian production later this year. The liquids guidance does not include production of between 75,000 and 85,000 barrels of oil per day from Ecuador, which has been treated as discontinued due to the planned divestiture.

North American natural gas prices rise in the first quarter of 2005
EnCana’s North American realized field prices, excluding financial hedging, averaged $5.81 per thousand cubic feet, up 10 percent in the first quarter of 2005 from an average of $5.26 per thousand cubic feet in the same 2004 period. Including hedging, EnCana’s average first quarter realized gas price was $5.99 per thousand cubic feet. Natural gas prices are expected to stay strong due to the tight North American supply and demand balance driven by continued demand growth primarily from the electricity generation industry while overall supply has struggled to keep pace. The average first quarter benchmark NYMEX index gas price was $6.27 per thousand cubic feet, up 10 percent from $5.69 per thousand cubic feet in the first quarter of 2004.

First quarter world oil prices remain strong; Canadian heavy oil price differentials widen
World oil prices continued to be strong through the first quarter of 2005 due to increasing global demand, primarily in Asia and North America. During the first quarter of 2005, the average benchmark West Texas Intermediate (WTI) crude oil price was $50.03 per barrel, up 42 percent from the first quarter 2004 average of $35.25 per barrel. The substantially higher level of WTI, combined with limited worldwide upgrading capacity for heavy crude oils, resulted in a significant widening of light/heavy crude oil price differentials. In the first quarter, the WTI/Bow River differential increased 105 percent to $18.51 per barrel compared to the same 2004 period. In the first quarter, EnCana’s average realized oil and NGLs price, excluding hedging, was $29.77 per barrel, up 17 percent; including hedging it was $24.59 per barrel, up 19 percent compared to the same period in 2004.

Risk management strategy
EnCana’s market risk mitigation strategy is intended to help deliver greater predictability of cash flow and returns on investment. Detailed risk management positions at March 31, 2005 are presented in Note 12 to the unaudited first quarter consolidated financial statements. In the first quarter of 2005, EnCana’s financial commodity risk management measures resulted in after-tax cash flow from continuing operations being lower by approximately $10 million, comprised of a $49 million loss on oil hedges, offset by a $35 million gain on gas hedges and a $4 million gain on other hedges.

Hedging aimed at providing downside price protection
A review of the company’s hedging strategy in 2004 resulted in a preference towards the use of hedging instruments which provide downside protection, but do not limit upside in a rising price environment. Currently, about 79 percent of 2005 forecast gas sales is exposed to price upside, while about 53 percent has downside price protection. For oil, about 81 percent of 2005 forecast oil sales is exposed to price upside, while about 34 percent has downside protection. Overall, on a Mcfe basis, about 80 percent of EnCana’s forecast 2005 sales are exposed to market price upside. Beyond 2005, fixed price hedges are in place for approximately 810 million cubic feet per day of 2006 gas production and 31 million cubic feet per day of 2007 gas production.

EnCana Continuing Operations Highlights
US$ and U.S. protocols

Financial Highlights
(as at and for the period ended March 31)	Q1	Q1
($ millions, except per share amounts)	2005	2004	% Δ

Revenues, net of royalties	2,661	2,730	- 3

Cash flow	1,308	896	+ 46
Per share – basic	2.93	1.94	+ 51
Per share – diluted	2.88	1.92	+ 50
Add back:
Total cash tax	225	225	—

Pre-tax cash flow	1,533	1,121	+ 37

Net capital investment	1,466	958	+ 53

Net (loss) earnings	(125)	326	- 138
Per share – basic	(0.28)	0.71	- 139
Per share – diluted	(0.28)	0.70	- 140

Add (Deduct):
Unrealized mark-to-market accounting loss, after-tax	628	213	+ 195

Unrealized foreign exchange loss on translation of U.S. dollar debt issued in Canada, after-tax	15	32	- 53

Future tax (recovery) due to tax rate change	—	(109)	n/a

Operating earnings	518	462	+ 12
Per share – diluted	1.14	0.99	+ 15

Common shares (millions)
Weighted average (basic)	445.9	460.9	- 3
Weighted average (diluted)	454.5	467.1	- 3

EnCana financial results in U.S. dollars and operating results according to U.S. protocols
EnCana reports in U.S. dollars and according to U.S. protocols in order to facilitate a more direct comparison to other North American upstream oil and natural gas exploration and development companies. Reserves and production are reported on an after-royalty basis.

Operating Highlights
(for the period ended March 31)	Q1	Q1
(After royalties)	2005	2004	% Δ

North America Natural Gas (MMcf/d)
Production	3,119	2,684	+ 16
Inventory withdrawal	27	—	n/a

Natural gas sales (MMcf/d)	3,146	2,684	+ 17

North America Oil and NGLs (bbls/d)	157,184	165,877	- 5

Total sales (MMcfe/d)	4,089	3,679	+ 11

Per share sales (Mcfe per 1,000 shares)	825	726	+ 14

Key resource play growth up 23 percent across EnCana’s portfolio
In North America, development capital continues to be focused on turning EnCana’s Unbooked Resource Potential into production and reserves. First quarter oil and gas production from key North American resource plays has increased more than 23 percent since the first quarter of 2004. This is driven mainly by increases in gas production in the Piceance basin in Colorado, shallow gas and coalbed methane (CBM) on the company’s legacy Suffield and Palliser Blocks, Cutbank Ridge in northeast British Columbia, the acquisition of East Texas lands and growth from the Fort Worth resource play, plus increases in oil production at Pelican Lake in northeast Alberta.

Growth from key North American resource plays

	Daily Production
Resource Play	2005	2004					2003
(After royalties)	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year

Natural Gas (MMcf/d)
Jonah	431	389	404	373	387	394	374
Piceance	300	261	291	282	251	218	151
East Texas	82	50	83	81	36	—	—
Fort Worth	61	27	34	31	23	21	7
Greater Sierra	195	230	211	244	247	216	143
Cutbank Ridge	56	40	50	45	41	22	3
CBM	33	17	27	19	11	10	4
Shallow Gas	625	592	629	595	590	554	507

Oil (Mbbls/d)
Foster Creek	30	29	28	29	30	28	22
Pelican Lake	21	19	23	22	15	15	16

Total (MMcfe/d)	2,091	1,892	2,034	1,976	1,858	1,696	1,416

% change from Q1 2004	23.3

% change from prior period	2.8	33.6	2.9	6.4	9.6	7.1

Drilling activity in key North American resource plays

	Net Wells Drilled
	2005	2004					2003
Resource Play	Q1	Full year	Q4	Q3	Q2	Q1	Full Year

Natural Gas
Jonah	28	70	21	17	21	11	59
Piceance	77	250	47	66	66	71	284
East Texas	21	50	23	20	7	—	—
Fort Worth	9	36	8	10	10	8	5
Greater Sierra	59	187	18	13	21	135	199
Cutbank Ridge	23	50	17	12	4	17	20
CBM	164	577	126	272	98	81	267
Shallow Gas	273	1,552	222	384	416	530	2,366

Oil
Foster Creek	17	11	7	—	—	4	8
Pelican Lake	19	92	—	33	30	29	134

Total net wells	690	2,875	489	827	673	886	3,342

Corporate developments

Shareholders to vote today on two-for-one share split
At the Annual and Special meeting of EnCana’s shareholders later today, EnCana’s shareholders are being asked to approve the split of EnCana’s outstanding common shares on a two-for-one basis. In addition to shareholder approval, the stock split is subject to the receipt of all required regulatory approvals.

If approved by shareholders, and subject to regulatory approvals, each shareholder will receive one additional common share for each common share held on the record date for the stock split of May 12, 2005. Pursuant to the rules of the Toronto Stock Exchange, EnCana’s common shares will commence trading on a subdivided basis at the opening of business on May 10, 2005, which is the second trading day preceding the record date. Also on May 10, 2005, EnCana’s common shares listed on the New York Stock Exchange (NYSE) will commence trading with rights entitling holders to an additional common share for each common share held upon the commencement of trading of the common shares on a subdivided basis on the NYSE. The trading of the common shares on a subdivided basis on the NYSE will occur one day after the delivery of share certificates to registered holders of EnCana’s common shares. It is anticipated that share certificates representing the additional common shares resulting from the stock split will be mailed to registered common shareholders on or about May 20, 2005.

Quarterly dividend increased 50 percent to 15 cents per share
EnCana’s board of directors has increased the company’s quarterly dividend 50 percent to 15 cents per share, on a pre-split basis, which is payable on June 30, 2005 to common shareholders of record as of June 15, 2005.

Normal Course Issuer Bid purchases
To date in 2005, EnCana has purchased for cancellation approximately 11 million of its shares at an average price of $61.65 per share under its current Normal Course Issuer Bid, which allows the company to purchase up to 10 percent of the company’s public float at the time of the approval of the original bid – October, 2004. The company had 440.8 million shares outstanding at March 31, 2005. EnCana’s 2005 capital program is expected to be funded by cash flow, while the company’s planned divestitures of conventional assets in 2005 are expected to bring in substantial funds which EnCana believes will provide the opportunity to increase net asset value per share through share purchases and debt repayment.

Financial strength

EnCana maintains a strong balance sheet. At March 31, 2005 the company’s net debt-to-capitalization ratio was 39:61. EnCana’s net debt-to-EBITDA multiple, on a trailing 12-month basis, was 1.8 times. These ratios are expected to decrease through the year due to cash inflows from operations and asset sales.

In the first quarter of 2005, EnCana invested $1,519 million of capital in continuing operations. Net divestitures were $53 million, resulting in net capital investment in continuing operations of $1,466 million.

CONFERENCE CALL TODAY
7:15 a.m. Mountain Time (9:15 a.m. Eastern Time)

EnCana Corporation will host a conference call today, Wednesday, April 27, 2005 starting at 7:15 a.m., Mountain Time (9:15 a.m. Eastern Time), to discuss EnCana’s first quarter 2005 financial and operating results.

To participate, please dial (913) 312-1295 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 5 p.m. on April 27, 2005 until midnight May 3, 2005 by dialling (888) 203-1112 or (719) 457-0820 and entering pass code 9649948.

A live audio Web cast of the conference call will also be available via EnCana’s Web site, www.encana.com, under Investor Relations. The Web cast will be archived for approximately 90 days.

EnCana Corporation
With an enterprise value of approximately US$38 billion, EnCana is one of North America’s leading natural gas producers, is among the largest holders of gas and oil resource lands onshore North America and is a technical and cost leader in the in-situ recovery of oilsands bitumen. EnCana delivers predictable, reliable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. Contained in unconventional reservoirs, resource plays are large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have low geological and commercial development risk, low average decline rates and very long producing lives. The application of technology to unlock the huge resource potential of these plays typically results in continuous increases in production and reserves and decreases in costs over multiple decades of resource play life. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

NOTE 1: Non-GAAP measures
This news release contains references to cash flow, pre-tax cash flow, cash flow from continuing operations, operating earnings from continuing operations and total operating earnings. Total operating earnings is a non-GAAP measure that shows net earnings excluding non-operating items such as the after-tax impacts of a gain on the sale of discontinued operations, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated debt issued in Canada and the effect of the reduction in income tax rates. Management believes these items reduce the comparability of the company’s underlying financial performance between periods. The majority of the unrealized gains/losses that relate to U.S. dollar debt issued in Canada are for debt with maturity dates in excess of five years. These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding EnCana’s liquidity and its ability to generate funds to finance its operations.

ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION – EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). EnCana’s reserves quantities represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.

In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Also, certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the same basis. BOE and cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the well head.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to: future economic and operating performance (including per share growth and increase in net asset value); anticipated life of proved reserves; anticipated Unbooked Resource Potential; anticipated conversion of Unbooked Resource Potential to proved reserves; estimates of the company’s Total Resource Portfolio; anticipated growth and success of resource plays and the expected characteristics of resource plays; anticipated total resource life, including total natural gas resource life and total oil and NGLs resource life; planned divestitures of conventional Canadian properties, the potential structure of such transactions and the potential monetization of such assets; planned sale of interests in the Gulf of Mexico and Ecuador and the timing of such potential transactions; the expected proceeds from planned divestitures; expected proportion of total production and cash flows contributed by natural gas; anticipated success of EnCana’s market risk mitigation strategy and EnCana’s ability to participate in commodity price upside; the anticipated steps to implement the proposed two-for-one share split and the impact of such a split; anticipated purchases pursuant to the Normal Course Issuer Bid; estimated reserve life indices; potential demand for gas; anticipated production in 2005 and beyond; anticipated drilling; potential capital expenditures and investment; potential oil, natural gas and NGLs sales in 2005 and beyond; anticipated ability to meet production, operating cost and sales guidance targets; anticipated costs; anticipated prices for natural gas; potential sale of the company’s NGLs business and the timing of such a transaction; potential risks associated with drilling and references to potential exploration. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:
EnCana Corporate Development
Sheila McIntosh
Vice-President, Investor Relations
(403) 645-2194
Paul Gagne
Manager, Investor Relations
(403) 645-4737
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007
Media contact: Alan Boras Manager, Media Relations (403) 645-4747

Interim Consolidated Financial Statements
(unaudited)
For the period ended March 31, 2005

EnCana Corporation

U.S. DOLLARS

Interim Report
For the period ended March 31, 2005

EnCana Corporation

CONSOLIDATED STATEMENT OF EARNINGS (unaudited)

		Three Months Ended
		March 31,
($ millions, except per share amounts)		2005	2004

REVENUES, NET OF ROYALTIES
Upstream	(Note 2)	$2,106	$1,629
Midstream & Market Optimization	(Note 2)	1,527	1,419
Corporate	(Note 2)	(972)	(318)

		2,661	2,730

EXPENSES	(Note 2)
Production and mineral taxes		87	54
Transportation and selling		136	135
Operating		372	317
Purchased product		1,363	1,287
Depreciation, depletion and amortization		686	526
Administrative		61	49
Interest, net		100	79
Accretion of asset retirement obligation	(Note 8)	9	6
Foreign exchange loss	(Note 5)	31	59
Stock-based compensation		4	5
Gain on dispositions	(Note 4)	—	(34)

		2,849	2,483

NET (LOSS) EARNINGS BEFORE INCOME TAX		(188)	247
Income tax recovery	(Note 6)	(63)	(79)

NET (LOSS) EARNINGS FROM CONTINUING OPERATIONS		(125)	326
NET EARNINGS (LOSS) FROM DISCONTINUED OPERATIONS	(Note 3)	80	(36)

NET (LOSS) EARNINGS		$(45)	$290

NET (LOSS) EARNINGS FROM CONTINUING OPERATIONS PER COMMON SHARE	(Note 11)
Basic		$(0.28)	$0.71
Diluted		$(0.28)	$0.70

NET (LOSS) EARNINGS PER COMMON SHARE	(Note 11)
Basic		$(0.10)	$0.63
Diluted		$(0.10)	$0.62

CONSOLIDATED STATEMENT OF RETAINED EARNINGS (unaudited)

		Three Months Ended
		March 31,
($ millions)		2005	2004

RETAINED EARNINGS, BEGINNING OF YEAR		$7,935	$5,276
Net (Loss) Earnings		(45)	290
Dividends on Common Shares		(44)	(46)
Charges for Normal Course Issuer Bid	(Note 9)	(490)	(120)
Charges for Shares Repurchased and Held	(Note 9)	(70)	—

RETAINED EARNINGS, END OF PERIOD		$7,286	$5,400

See accompanying Notes to Consolidated Financial Statements.

Interim Report
For the period ended March 31, 2005

EnCana Corporation

CONSOLIDATED BALANCE SHEET (unaudited)

		As at	As at
		March 31,	December 31,
($ millions)		2005	2004

ASSETS
Current Assets
Cash and cash equivalents		$441	$602
Accounts receivable and accrued revenues		1,556	1,898
Risk management	(Note 12)	159	336
Inventories		209	513
Assets of discontinued operations	(Note 3)	201	156

		2,566	3,505
Property, Plant and Equipment, net	(Note 2)	23,870	23,140
Investments and Other Assets		372	334
Risk Management	(Note 12)	72	87
Assets of Discontinued Operations	(Note 3)	1,675	1,623
Goodwill		2,515	2,524

	(Note 2)	$31,070	$31,213

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$1,953	$1,879
Income tax payable		384	359
Risk management	(Note 12)	826	241
Liabilities of discontinued operations	(Note 3)	311	280
Current portion of long-term debt	(Note 7)	187	188

		3,661	2,947
Long-Term Debt	(Note 7)	7,695	7,742
Other Liabilities		90	118
Risk Management	(Note 12)	401	192
Asset Retirement Obligation	(Note 8)	639	611
Liabilities of Discontinued Operations	(Note 3)	121	102
Future Income Taxes		4,886	5,193

		17,493	16,905

Shareholders’ Equity
Share capital	(Note 9)	5,210	5,299
Share options, net		—	10
Paid in surplus		60	28
Retained earnings		7,286	7,935
Foreign currency translation adjustment		1,021	1,036

		13,577	14,308

		$31,070	$31,213

See accompanying Notes to Consolidated Financial Statements.

Interim Report
For the period ended March 31, 2005

EnCana Corporation

CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

		Three Months Ended
		March 31,
($ millions)		2005	2004

OPERATING ACTIVITIES
Net (loss) earnings from continuing operations		$(125)	$326
Depreciation, depletion and amortization		686	526
Future income taxes	(Note 6)	(288)	(304)
Unrealized loss on risk management	(Note 12)	969	317
Unrealized foreign exchange loss	(Note 5)	18	39
Accretion of asset retirement obligation	(Note 8)	9	6
Gain on dispositions	(Note 4)	—	(34)
Other		39	20

Cash flow from continuing operations		1,308	896
Cash flow from discontinued operations		105	99

Cash flow		1,413	995
Net change in other assets and liabilities		2	(5)
Net change in non-cash working capital from continuing operations		566	239
Net change in non-cash working capital from discontinued operations		(55)	153

		1,926	1,382

INVESTING ACTIVITIES
Capital expenditures	(Note 2)	(1,519)	(1,271)
Proceeds on disposal of assets	(Note 2)	53	25
Dispositions	(Note 4)	—	288
Equity investments		—	40
Net change in investments and other		19	11
Net change in non-cash working capital from continuing operations		155	61
Discontinued operations		(57)	(252)

		(1,349)	(1,098)

FINANCING ACTIVITIES
Net repayment of revolving long-term debt		(33)	(8)
Repayment of long-term debt		(1)	(95)
Issuance of common shares	(Note 9)	101	111
Purchase of common shares	(Note 9)	(760)	(218)
Dividends on common shares		(44)	(46)
Other		(2)	(1)

		(739)	(257)

DEDUCT: FOREIGN EXCHANGE GAIN ON CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCY		(1)	—

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(161)	27
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		602	113

CASH AND CASH EQUIVALENTS, END OF PERIOD		$441	$140

See accompanying Notes to Consolidated Financial Statements.

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

1.	BASIS OF PRESENTATION

The interim Consolidated Financial Statements include the accounts of EnCana Corporation and its subsidiaries (“EnCana” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles. The Company is in the business of exploration for, and production and marketing of, natural gas, crude oil and natural gas liquids, as well as natural gas storage, natural gas liquids processing and power generation operations.

The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2004. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. The interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2004.

2.	SEGMENTED INFORMATION

The Company has defined its continuing operations into the following segments:

•	Upstream includes the Company’s exploration for, and development and production of, natural gas, crude oil and natural gas liquids and other related activities. The majority of the Company’s Upstream operations are located in Canada and the United States. International new venture exploration is mainly focused on opportunities in Africa, South America, the Middle East and Greenland.

•	Midstream & Market Optimization is conducted by the Midstream & Marketing division. Midstream includes natural gas storage, natural gas liquids processing and power generation. The Marketing groups’ primary responsibility is the sale of the Company’s proprietary production. The results are included in the Upstream segment. Correspondingly, the Marketing groups also undertake market optimization activities which comprise third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Midstream & Market Optimization segment.

•	Corporate includes unrealized gains or losses recorded on derivative instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Midstream & Market Optimization purchases substantially all of the Company’s North American Upstream production. Transactions between business segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.

Operations that have been discontinued are disclosed in Note 3.

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

2.	SEGMENTED INFORMATION (continued)

Results of Continuing Operations (For the three months ended March 31)

			Midstream & Market
	Upstream		Optimization
	2005	2004	2005	2004

Revenues, Net of Royalties	$2,106	$1,629	$1,527	$1,419
Expenses
Production and mineral taxes	87	54	—	—
Transportation and selling	131	127	5	8
Operating	292	241	83	78
Purchased product	—	—	1,363	1,287
Depreciation, depletion and amortization	660	503	9	7

Segment Income	$936	$704	$67	$39

	Corporate *		Consolidated
	2005	2004	2005	2004

Revenues, Net of Royalties	$(972)	$(318)	$2,661	$2,730
Expenses
Production and mineral taxes	—	—	87	54
Transportation and selling	—	—	136	135
Operating	(3)	(2)	372	317
Purchased product	—	—	1,363	1,287
Depreciation, depletion and amortization	17	16	686	526

Segment Income	$(986)	$(332)	17	411

Administrative			61	49
Interest, net			100	79
Accretion of asset retirement obligation			9	6
Foreign exchange loss			31	59
Stock-based compensation			4	5
Gain on dispositions			—	(34)

			205	164

Net (Loss) Earnings Before Income Tax			(188)	247
Income tax recovery			(63)	(79)

Net (Loss) Earnings From Continuing Operations			$(125)	$326

*	For the three months ended March 31, the unrealized loss on risk management is recorded in the Consolidated Statement of Earnings as follows (see also Note 12):

	2005	2004

Revenues, Net of Royalties — Corporate	$(972)	$(320)
Operating Expenses and Other — Corporate	(3)	(3)

Total Loss on Risk Management — Continuing Operations	$(969)	$(317)

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

2.	SEGMENTED INFORMATION (continued)

Results of Continuing Operations (For the three months ended March 31)

Upstream	Canada		United States
	2005	2004	2005	2004

Revenues, Net of Royalties	$1,426	$1,221	$619	$358
Expenses
Production and mineral taxes	22	20	65	34
Transportation and selling	87	102	44	25
Operating	192	174	44	20
Depreciation, depletion and amortization	462	416	188	82

Segment Income	$663	$509	$278	$197

	Other		Total Upstream
	2005	2004	2005	2004

Revenues, Net of Royalties	$61	$50	$2,106	$1,629
Expenses
Production and mineral taxes	—	—	87	54
Transportation and selling	—	—	131	127
Operating	56	47	292	241
Depreciation, depletion and amortization	10	5	660	503

Segment Income	$(5)	$(2)	$936	$704

					Total Midstream
Midstream & Market Optimization	Midstream		Market Optimization		& Market Optimization
	2005	2004	2005	2004	2005	2004

Revenues	$566	$551	$961	$868	$1,527	$1,419
Expenses
Transportation and selling	—	—	5	8	5	8
Operating	73	71	10	7	83	78
Purchased product	428	449	935	838	1,363	1,287
Depreciation, depletion and amortization	9	7	—	—	9	7

Segment Income	$56	$24	$11	$15	$67	$39

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

2.	SEGMENTED INFORMATION (continued)

Upstream Geographic and Product Information (Continuing Operations) (For the three months ended March 31)

	Produced Gas
Produced Gas	Canada		United States		Total
	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties	$1,133	$936	$564	$330	$1,697	$1,266
Expenses
Production and mineral taxes	16	15	59	31	75	46
Transportation and selling	70	81	44	25	114	106
Operating	121	101	44	20	165	121

Operating Cash Flow	$926	$739	$417	$254	$1,343	$993

	Oil & NGLs
Oil & NGLs	Canada		United States		Total
	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties	$293	$285	$55	$28	$348	$313
Expenses
Production and mineral taxes	6	5	6	3	12	8
Transportation and selling	17	21	—	—	17	21
Operating	71	73	—	—	71	73

Operating Cash Flow	$199	$186	$49	$25	$248	$211

Other & Total Upstream	Other		Total Upstream
	2005	2004	2005	2004

Revenues, Net of Royalties	$61	$50	$2,106	$1,629
Expenses
Production and mineral taxes	—	—	87	54
Transportation and selling	—	—	131	127
Operating	56	47	292	241

Operating Cash Flow	$5	$3	$1,596	$1,207

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

2.	SEGMENTED INFORMATION (continued)

Capital Expenditures (Continuing Operations)

	Three Months Ended
	March 31,
	2005	2004

Upstream
Canada	$1,044	$1,028
United States	412	210
Other Countries	13	15

	1,469	1,253
Midstream & Market Optimization	44	9
Corporate	6	9

Total	$1,519	$1,271

In addition to the capital expenditures, during 2005, EnCana divested of mature conventional oil and natural gas assets and other property, plant and equipment for proceeds of $53 million (2004 - $25 million).

Property, Plant and Equipment and Total Assets

		Property, Plant and Equipment		Total Assets
		As at		As at
		March 31,	December 31,	March 31,	December 31,
		2005	2004	2005	2004

Upstream		$22,806	$22,097	$26,653	$26,118
Midstream & Market Optimization		833	804	1,509	1,904
Corporate		231	239	1,032	1,412
Assets of Discontinued Operations	(Note 3)			1,876	1,779

Total		$23,870	$23,140	$31,070	$31,213

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

3.	DISCONTINUED OPERATIONS

At December 31, 2004, EnCana decided to divest of its Ecuador operations and such operations have been accounted for as discontinued operations. EnCana’s Ecuador operations include the 100 percent working interest in the Tarapoa Block, majority operating interest in Blocks 14, 17 and Shiripuno, the non-operated economic interest in Block 15 and the 36.3 percent indirect equity investment in Oleoducto de Crudos Pesados (OCP) Ltd. (“OCP”), which is the owner of a crude oil pipeline in Ecuador that ships crude oil from the producing areas of Ecuador to an export marine terminal. The Company is a shipper on the OCP Pipeline and pays commercial rates for tariffs. The majority of the Company’s crude oil produced in Ecuador is sold to a single marketing company. Payments are secured by letters of credit from a major financial institution which has a high quality investment grade credit rating.

On December 1, 2004, the Company completed the sale of its 100 percent interest in EnCana (U.K.) Limited for net cash consideration of approximately $2.1 billion. EnCana’s U.K. operations included crude oil and natural gas interests in the U.K. central North Sea including the Buzzard, Scott and Telford oil fields, as well as other satellite discoveries and exploration licenses. A gain on sale of approximately $1.4 billion was recorded. Accordingly, these operations have been accounted for as discontinued operations.

Consolidated Statement of Earnings

The following table presents the effect of the discontinued operations in the Consolidated Statement of Earnings:

	For the three months ended March 31
	Ecuador		United Kingdom		Total
	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties *	$191	$79	$—	$41	$191	$120

Expenses
Production and mineral taxes	22	11	—	—	22	11
Transportation and selling	15	19	—	8	15	27
Operating	28	30	—	6	28	36
Depreciation, depletion and amortization	—	65	—	33	—	98
Accretion of asset retirement obligation	—	—	—	1	—	1
Foreign exchange gain	—	—	—	(1)	—	(1)

	65	125	—	47	65	172

Net Earnings (Loss) Before Income Tax	126	(46)	—	(6)	126	(52)
Income tax expense (recovery)	46	(15)	—	(1)	46	(16)

Net Earnings (Loss) From Discontinued Operations	$80	$(31)	$—	$(5)	$80	$(36)

*	Revenues, net of royalties in Ecuador include $23 million of realized losses (2004 - $49 million) and $20 million of unrealized losses (2004 - $47 million) related to derivative financial instruments.

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

3.	DISCONTINUED OPERATIONS (continued)

Consolidated Balance Sheet

The impact of the discontinued operations in the Consolidated Balance Sheet is as follows:

	As at
	March 31, 2005			December 31, 2004
		United			United
	Ecuador	Kingdom	Total	Ecuador	Kingdom	Syncrude	Total

Assets
Cash and cash equivalents	$1	$12	$13	$2	$12	$—	$14
Accounts receivable and accrued revenues	156	12	168	111	13	—	124
Risk management	—	—	—	3	—	—	3
Inventories	20	—	20	15	—	—	15

	177	24	201	131	25	—	156
Property, plant and equipment, net	1,341	—	1,341	1,295	—	—	1,295
Investments and other assets	334	—	334	328	—	—	328

	$1,852	$24	$1,876	$1,754	$25	$—	$1,779

Liabilities
Accounts payable and accrued liabilities	$84	$30	$114	$61	$32	$3	$96
Income tax payable	105	1	106	101	—	—	101
Risk management	92	—	92	72	—	—	72

	281	31	312	234	32	3	269
Asset retirement obligation	22	—	22	22	—	—	22
Future income taxes	99	(1)	98	80	11	—	91

	402	30	432	336	43	3	382

Net Assets of Discontinued Operations	$1,450	$(6)	$1,444	$1,418	$(18)	$(3)	$1,397

Contingencies

In Ecuador, a subsidiary of EnCana has a 40 percent non-operated economic interest in relation to Block 15 pursuant to a contract with a subsidiary of Occidental Petroleum Corporation. In its 2004 filings with Securities regulatory authorities, Occidental Petroleum Corporation indicated that its subsidiary had received formal notification from Petroecuador, the state oil company of Ecuador, initiating proceedings to determine if the subsidiary had violated the Hydrocarbons Law and its Participation Contract for Block 15 with Petroecuador and whether such violations constitute grounds for terminating the Participation Contract.

In its filings, Occidental Petroleum Corporation indicated that it believes it has complied with all material obligations under the Participation Contract and that any termination of the Participation Contract by Ecuador based upon these stated allegations would be unfounded and would constitute an unlawful expropriation under international treaties.

In addition to the above, the Company is proceeding with its arbitration related to value-added tax (“VAT”) owed to the Company and is in discussions related to certain income tax matters related to interest deductibility in Ecuador.

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

4.	DISPOSITIONS

In March 2004, the Company sold its equity investment in a well servicing company for approximately $44 million, recording a pre-tax gain on sale of $34 million.

On February 18, 2004, the Company sold its 53.3 percent interest in Petrovera Resources (“Petrovera”) for approximately $288 million, including working capital adjustments. In order to facilitate the transaction, the Company purchased the 46.7 percent interest of its partner for approximately $253 million, including working capital adjustments, and then sold the 100 percent interest in Petrovera for a total of approximately $541 million, including working capital adjustments. In accordance with full cost accounting for oil and gas activities, proceeds were credited to property, plant and equipment.

5.	FOREIGN EXCHANGE LOSS

	Three Months Ended
	March 31,
	2005	2004

Unrealized Foreign Exchange Loss on Translation of U.S. Dollar Debt Issued in Canada	$18	$39
Realized Foreign Exchange Losses	13	20

	$31	$59

6.	INCOME TAXES

The provision for income taxes is as follows:

	Three Months Ended
	March 31,
	2005	2004

Current
Canada	$186	$222
United States	32	8
Other	7	(5)

Total Current Tax	225	225
Future	(288)	(195)
Future Tax Rate Reductions	—	(109)

Total Future Tax	(288)	(304)

	$(63)	$(79)

The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

	Three Months Ended
	March 31,
	2005	2004

Net Earnings Before Income Tax	$(188)	$247
Canadian Statutory Rate	37.9%	39.1%

Expected Income Tax	(71)	97

Effect on Taxes Resulting from:
Non-deductible Canadian crown payments	42	52
Canadian resource allowance	(48)	(60)
Canadian resource allowance on unrealized risk management losses	18	17
Statutory and other rate differences	(15)	(13)
Effect of tax rate changes	—	(109)
Non-taxable capital gains	5	7
Previously unrecognized capital losses	—	13
Tax basis retained on dispositions	—	(80)
Large corporations tax	4	4
Other	2	(7)

	$(63)	$(79)

Effective Tax Rate	33.5%	(32.0%)

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

7.	LONG-TERM DEBT

	As at	As at
	March 31,	December 31,
	2005	2004

Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings	$1,548	$1,515
Unsecured notes and debentures	1,302	1,309

	2,850	2,824

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	326	399
Unsecured notes and debentures	4,640	4,641

	4,966	5,040

Increase in Value of Debt Acquired *	66	66
Current Portion of Long-Term Debt	(187)	(188)

	$7,695	$7,742
-

*	Certain of the notes and debentures of EnCana were acquired in business combinations and were accounted for at their fair value at the dates of acquisition. The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, approximately 22 years.

8.	ASSET RETIREMENT OBLIGATION

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

	As at	As at
	March 31,	December 31,
	2005	2004

Asset Retirement Obligation, Beginning of Year	$611	$383
Liabilities Incurred	30	98
Liabilities Settled	(5)	(16)
Liabilities Disposed	—	(35)
Change in Estimated Future Cash Flows	(3)	124
Accretion Expense	9	22
Other	(3)	35

Asset Retirement Obligation, End of Period	$639	$611

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

9.	SHARE CAPITAL

	March 31, 2005		December 31, 2004
(millions)	Number	Amount	Number	Amount

Common Shares Outstanding, Beginning of Year	450.3	$5,299	460.6	$5,305
Shares Issued under Option Plans	2.8	101	9.7	281
Shares Repurchased	(12.3)	(190)	(20.0)	(287)

Common Shares Outstanding, End of Period	440.8	$5,210	450.3	$5,299

During the quarter, the Company purchased 12,255,029 Common Shares for total consideration of approximately $760 million. Of the amount paid, $190 million was charged to Share capital, $10 million was charged to Paid in surplus and $560 million was charged to Retained earnings. Included in the above are 1.3 million Common Shares which have been repurchased by a wholly owned Trust and are held for issuance upon vesting of units under EnCana’s Performance Share Unit plan (see Note 10).

On October 26, 2004, the Company received regulatory approval for a new Normal Course Issuer Bid commencing October 29, 2004. Under this bid, the Company may purchase for cancellation up to 23,114,500 of its Common Shares, representing five percent of the approximately 462.29 million Common Shares outstanding as of the filing of the bid on October 22, 2004. On February 4, 2005, the Company received regulatory approval for an amendment to the Normal Course Issuer Bid which increases the number of shares available for purchase from five percent of the issued and outstanding Common Shares to ten percent of the public float of Common Shares (a total of approximately 46.1 million Common Shares). The current Normal Course Issuer Bid expires on October 28, 2005.

The Company has stock-based compensation plans that allow employees and directors to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were issued. Options granted under the plans are generally fully exercisable after three years and expire five years after the grant date. Options granted under predecessor and/or related company replacement plans expire up to ten years from the date the options were granted.

The following tables summarize the information about options to purchase Common Shares that do not have Tandem Share Appreciation Rights (“TSAR’s”) attached to them at March 31, 2005. Information related to TSAR’s is included in Note 10.

		Weighted
	Stock	Average
	Options	Exercise
	(millions)	Price (C$)

Outstanding, Beginning of Year	18.1	46.29
Exercised	(2.8)	44.34
Forfeited	(0.1)	43.54

Outstanding, End of Period	15.2	46.67

Exercisable, End of Period	8.0	45.43

	Outstanding Options			Exercisable Options
		Weighted
	Number of	Average	Weighted	Number of	Weighted
	Options	Remaining	Average	Options	Average
	Outstanding	Contractual	Exercise	Outstanding	Exercise
Range of Exercise Price	(millions)	Life (years)	Price (C$)	(millions)	Price (C$)

20.00 to 24.99	0.5	3.7	22.84	0.5	22.84
25.00 to 29.99	0.2	1.9	26.20	0.2	26.20
30.00 to 43.99	0.3	1.6	40.00	0.3	39.61
44.00 to 53.00	14.2	2.2	48.01	7.0	47.92

	15.2	2.3	46.67	8.0	45.43

EnCana has recorded stock-based compensation expense in the Consolidated Statement of Earnings for stock options granted to employees and directors in 2003 using the fair-value method. Stock options granted in 2004 and 2005 have an associated Tandem Share Appreciation Right attached. Compensation expense has not been recorded in the Consolidated Statement of Earnings related to stock options granted prior to 2003. If the Company had applied the fair-value method to options granted prior to 2003, pro forma Net Earnings and Net Earnings per Common Share for the three months ended March 31, 2005 would be unchanged (2004 - $281 million; $0.61 per common share - basic; $0.60 per common share - diluted).

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

10.	COMPENSATION PLANS

The tables below outline certain information related to EnCana’s compensation plans at March 31, 2005. Additional information is contained in Note 16 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2004.

A)	Pensions

The following table summarizes the net benefit plan expense:

	Three Month Ended
	March 31,
	2005	2004

Current Service Cost	$2	$2
Interest Cost	3	3
Expected Return on Plan Assets	(3)	(3)
Amortization of Net Actuarial Loss	1	1
Amortization of Transitional Obligation	(1)	(1)
Amortization of Past Service Cost	1	—
Expense for Defined Contribution Plan	5	3

Net Benefit Plan Expense	$8	$5

The Company previously disclosed in its annual audited Consolidated Financial Statements for the year ended December 31, 2004 that it expected to contribute $6 million to its defined benefit pension plans in 2005. At March 31, 2005, no contributions have been made.

B)	Share Appreciation Rights (“SAR’s”)

The following table summarizes the information about SAR’s at March 31, 2005:

		Weighted
		Average
	Outstanding	Exercise
	SAR's	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	465,255	36.61
Exercised	(268,558)	29.81

Outstanding, End of Period	196,697	45.89

Exercisable, End of Period	196,697	45.89

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year	385,930	28.80
Exercised	(73,760)	28.99

Outstanding, End of Period	312,170	28.75

Exercisable, End of Period	312,170	28.75

During the quarter, EnCana recorded compensation costs of $9 million related to the outstanding SAR’s (2004 - $2 million).

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

10.	COMPENSATION PLANS (continued)

C)	Tandem Share Appreciation Rights (“TSAR’s”) (continued)

The following table summarizes the information about Tandem SAR’s at March 31, 2005

		Weighted
		Average
	Outstanding	Exercise
	TSAR’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	867,500	55.54
Granted	3,262,806	76.51
Exercised	(12,300)	52.99
Forfeited	(69,620)	60.59

Outstanding, End of Period	4,048,386	72.35

Exercisable, End of Period	38,595	53.85

During the quarter, EnCana recorded compensation costs of $5 million related to the outstanding TSAR’s (2004 — nil).

D)	Deferred Share Units (“DSU’s”)

The following table summarizes the information about DSU’s at March 31, 2005

		Weighted
		Average
	Outstanding	Exercise
	DSU’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	375,306	49.61
Granted, Directors	23,806	85.43
Units, in Lieu of Dividends	562	85.43

Outstanding, End of Period	399,674	51.79

Exercisable, End of Period	318,208	55.05

During the quarter, EnCana recorded compensation costs of $5 million related to the outstanding DSU’s (2004 — $3 million).

E)	Performance Share Units (“PSU’s”)

The following table summarizes the information about PSU’s at March 31, 2005:

		Weighted
		Average
	Outstanding	Exercise
	PSU’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	1,647,103	53.42
Granted	852,941	76.51
Forfeited	(14,277)	56.48

Outstanding, End of Period	2,485,767	61.32

Exercisable, End of Period	—	—

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year	224,615	41.12
Granted	193,193	61.95
Forfeited	(8,163)	55.07

Outstanding, End of Period	409,645	50.66

Exercisable, End of Period	—	—

During the quarter, EnCana recorded compensation costs of $14 million related to the outstanding PSU’s (2004 — nil).

At March 31, 2005, EnCana has approximately 1.3 million Common Shares held in trust for issuance upon vesting of the PSU’s.

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

11.	PER SHARE AMOUNTS

The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

	Three Months Ended
	March 31,
(millions)	2005	2004

Weighted Average Common Shares Outstanding — Basic	445.9	460.9
Effect of Dilutive Securities	8.6	6.2

Weighted Average Common Shares Outstanding — Diluted	454.5	467.1

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

As discussed in Note 2 to the annual audited Consolidated Financial Statements for the year ended December 31, 2004, on January 1, 2004, the fair value of all outstanding financial instruments that were not considered accounting hedges was recorded in the Consolidated Balance Sheet with an offsetting net deferred loss amount (the “transition amount”). The transition amount is recognized into net earnings over the life of the related contracts. Changes in fair value after that time are recorded in the Consolidated Balance Sheet with an associated unrealized gain or loss recorded in net earnings. The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third party market indications and forecasts.

At March 31, 2005, a net unrealized gain remains to be recognized over the next four years as follows:

Unrealized
Gain (Loss)

2005
Three months ended June 30, 2005	$14
Three months ended September 30, 2005	9
Three months ended December 31, 2005	9

Total remaining to be recognized in 2005	$32

2006	$24
2007	15
2008	1

Total to be recognized in 2006 through to 2008	$40

Total to be recognized	$72

Total to be recognized — Continuing Operations	$73
Total to be recognized — Discontinued Operations	(1)

$72

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2005 to March 31, 2005:

	Net Deferred
	Amounts		Total
	Recognized	Fair Market	Unrealized
	on Transition	Value	Gain (Loss)

Fair Value of Contracts, Beginning of Year	$(72)	$(189)

Change in Fair Value of Remaining Contracts in Place at Transition	—	(2)	$(2)
Fair Value of Contracts Entered into Since January 1, 2004	—	(987)	(987)

Fair Value of Contracts Outstanding	$(72)	$(1,178)	$(989)

Unamortized Premiums Paid on Collars and Options		90

Fair Value of Contracts Outstanding and Premiums Paid, End of Period		$(1,088)

Amounts Allocated to Continuing Operations	$(73)	$(996)	$(969)
Amounts Allocated to Discontinued Operations	1	(92)	(20)

	$(72)	$(1,088)	$(989)

The total realized loss recognized in net earnings from continuing operations for the three months ended March 31, 2005 was $10 million ($15 million, before tax).

At March 31, 2005, the net deferred amounts recognized on transition and the risk management amounts are recorded in the Consolidated Balance Sheet as follows:

As at
March 31, 2005

Remaining Deferred Amounts Recognized on Transition
Accounts receivable and accrued revenues	$3
Investments and other assets	1

Accounts payable and accrued liabilities	40
Other liabilities	37

Net Deferred Gain — Continuing Operations	$73
Net Deferred Loss — Discontinued Operations	(1)

$72

Risk Management
Current asset	$159
Long-term asset	72

Current liability	826
Long-term liability	401

Net Risk Management Liability — Continuing Operations	$(996)
Net Risk Management Liability — Discontinued Operations	(92)

$(1,088)

A summary of all unrealized estimated fair value financial positions is as follows:

As at
March 31, 2005

Commodity Price Risk
Natural gas	$(739)
Crude oil	(285)
Power	5
Interest Rate Risk	23

Total Fair Value Positions — Continuing Operations	$(996)
Total Fair Value Positions — Discontinued Operations	(92)

$(1,088)

Information with respect to power and interest rate risk contracts in place at December 31, 2004 is disclosed in Note 17 to the Company’s annual audited Consolidated Financial Statements. No significant new contracts have been entered into as at March 31, 2005.

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Natural Gas

At March 31, 2005, the Company’s gas risk management activities from financial contracts had an unrealized loss of $798 million and a fair market value position of $(739) million. The contracts were as follows:

	Notional
	Volumes				Fair Market
	(MMcf/d)	Term	Average Price		Value

Sales Contracts
Fixed Price Contracts
NYMEX Fixed Price	485	2005	6.43	US$/Mcf	$(194)
Colorado Interstate Gas (CIG)	114	2005	4.87	US$/Mcf	(68)
Other	110	2005	5.21	US$/Mcf	(65)
NYMEX Fixed Price	525	2006	5.66	US$/Mcf	(373)
Colorado Interstate Gas (CIG)	100	2006	4.44	US$/Mcf	(87)
Other	171	2006	4.85	US$/Mcf	(144)
Collars and Other Options
Purchased NYMEX Put Options	901	2005	5.47	US$/Mcf	(53)
NYMEX 3-Way Call Spread	180	2005	5.00/6.69/7.69	US$/Mcf	(39)
Purchased NYMEX Put Options	210	2006	5.00	US$/Mcf	(15)
Basis Contracts
Fixed NYMEX to AECO Basis	881	2005	(0.66)	US$/Mcf	54
Fixed NYMEX to Rockies Basis	254	2005	(0.48)	US$/Mcf	21
Other	474	2005	(0.49)	US$/Mcf	7
Fixed NYMEX to AECO Basis	703	2006	(0.65)	US$/Mcf	54
Fixed NYMEX to Rockies Basis	312	2006	(0.57)	US$/Mcf	18
Fixed NYMEX to CIG Basis	279	2006	(0.83)	US$/Mcf	(5)
Other	182	2006	(0.36)	US$/Mcf	3
Fixed Rockies to CIG Basis	12	2007	(0.10)	US$/Mcf	—
Fixed NYMEX to AECO Basis	345	2007-2008	(0.65)	US$/Mcf	36
Fixed NYMEX to Rockies Basis	252	2007-2008	(0.58)	US$/Mcf	23
Fixed NYMEX to CIG Basis	115	2007-2009	(0.69)	US$/Mcf	6
Purchase Contracts
Fixed Price Contracts
Waha Purchase	27	2005	5.90	US$/Mcf	11
Waha Purchase	23	2006	5.32	US$/Mcf	15

					(795)
Other Financial Positions (1)					(3)

Total Unrealized Loss on Financial Contracts					(798)
Unamortized Premiums Paid on Options					59

Total Fair Value Positions					$(739)

(1)	Other financial positions are part of the ongoing operations of the Company’s proprietary production management and gas storage optimization activities.

Interim Report
For the period ended March 31, 2005

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Crude Oil

At March 31, 2005, the Company’s oil risk management activities from financial contracts had an unrealized loss of $408 million and a fair market value position of $(377) million. The contracts were as follows:

	Notional
	Volumes		Average Price	Fair Market
	(bbl/d)	Term	(US$/bbl)	Value

Fixed WTI NYMEX Price	41,000	2005	28.41	$(311)
Costless 3-Way Put Spread	9,000	2005	20.00/25.00/28.78	(66)
Unwind WTI NYMEX Fixed Price	(4,500)	2005	35.90	25
Purchased WTI NYMEX Call Options	(38,000)	2005	49.76	77
Purchased WTI NYMEX Put Options	35,000	2005	40.00	(16)

Fixed WTI NYMEX Price	15,000	2006	34.56	(109)
Purchased WTI NYMEX Put Options	22,000	2006	27.36	(7)

				(407)
Other Financial Positions (1)				(1)

Total Unrealized Loss on Financial Contracts				(408)
Unamortized Premiums Paid on Options				31

Total Fair Value Positions				$(377)

Total Fair Value Positions — Continuing Operations				(285)
Total Fair Value Positions — Discontinued Operations				(92)

				$(377)

(1)	Other financial positions are part of the ongoing operations of the Company’s proprietary production management.

13.	RECLASSIFICATION

Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2005.